Exhibit 99.1

FEMSA Announces Successful Issuance in the U.S. Bond Market

Monterrey, Mexico, January 16, 2020 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced the placement of a U.S.-denominated SEC-registered offering of Senior Unsecured Notes in the international capital markets.

FEMSA successfully issued USD $1,500 million in 30-year senior unsecured notes. The notes will bear interest at an annual rate of 130 basis points over the relevant benchmark, for a yield of 3.608%.

This issuance received credit ratings of A- from Standard & Poor's and A from Fitch Ratings.

The proceeds from this issuance will be used for general corporate purposes, improving FEMSA's cost of debt. FEMSA has again increased its financial flexibility under extremely favorable conditions in order to continue to advance its long-term growth strategy.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sales of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction.

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About FEMSA

FEMSA creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO GAS chain of retail service stations. In the beverage industry, it participates through Coca-Cola FEMSA, a public bottler of Coca-Cola products; and in the beer industry, as a shareholder of HEINEKEN, a brewer with operations in over 70 countries. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients. Through its business units, FEMSA has more than 295,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate is sustainability performance.

January 16, 2020	1